Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Rule 4.7B

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity
pSivida Limited

ABN	Quarter ended (“current quarter”)
78 009 232 026	30 June 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A’000	Year to date (12 months) $A’000
1.1	Receipts from customers	775	1,789
1.2	Payments for (a) staff costs (b) advertising and marketing (c) research and development (d) leased assets (e) other working capital	(2,151) - (3,986) - (1,232)	(3,270) - (12,420) - (6,653)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	139	567
1.5	Interest and other costs of finance paid	(928)	(1,563)
1.6	Income taxes paid	-	-
1.7	Other - other income - income received in advance	- -	68 494
	Net operating cash flows	(7,383)	(20,988)

+ See chapter 19 for defined terms.
30/9/2001	Appendix 4C Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current quarter $A’000	Year to date (12 months) $A’000
1.8	Net operating cash flows (carried forward)	(7,383)	(20,988)
	Cash flows related to investing activities
1.9	Payment for acquisition of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets	- (87) - (500) -	- (4,734) - (1,479) -
1.10	Proceeds from disposal of: (a) businesses (item 5) (b) equity investments (c) intellectual property (d) physical non-current assets (e) other non-current assets	- - - - -	- - - - -
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other - costs of acquisition not capitalised	-	(1,868)
	Net investing cash flows	(587)	(8,081)
1.14	Total operating and investing cash flows	(7,970)	(29,069)
	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	6,309	11,945
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	19,927
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other - share issue costs - other financing costs	(249) -	(718) (92)
	Net financing cash flows	6,060	31,062
	Net increase (decrease) in cash held	(1,910)	1,993
1.21	Cash at beginning of quarter/year to date	17,384	12,892
1.22	Exchange rate adjustments to item 1.20	14	603
1.23	Cash at end of quarter	15,488	15,488

+ See chapter 19 for defined terms.
Appendix 4C Page 2	30/9/2001

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	265
1.25	Aggregate amount of loans to the parties included in item 1.11	-
1.26	Explanation necessary for an understanding of the transactions
	1.1 1.2(a) Staff costs include consultants and directors’ fees paid by pSivida.
	1.2(c) Research and development costs include all expenditure incurred by pSiMedica and pSiOncology.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
N/A

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
N/A

+ See chapter 19 for defined terms.
30/9/2001	Appendix 4C Page 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	-	20,545
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	15,242	4,685
4.2	Deposits at call	246	12,699
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	15,488	17,384

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net assets
5.5	Nature of business

+ See chapter 19 for defined terms.
Appendix 4C Page 4	30/9/2001

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Compliance statement

1
This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:    __________________________   Date: 31 July 2006
(Company secretary)

Print name:  Aaron Finlay

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 107: Cash Flow Statements apply to this report except for the paragraphs of the Standard set out below.

•	6.2- reconciliation of cash flows arising from operating activities to operatingprofit or loss
•	9.2- itemised disclosure relating to acquisitions
•	9.4- itemised disclosure relating to disposals
•	12.1(a)- policy for classification of cash items
•	12.3- disclosure of restrictions on use of cash
•	13.1- comparative information

3.
Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.
30/9/2001	Appendix 4C Page 5